FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Thursday 14 April 2005

MLC to Acquire Remaining Interests in HKMLC Holdings Limited

MLC Limited (MLC) said it would acquire the remaining interests in HKMLC Holdings Limited (HKMLC), the joint venture holding company of the National Group’s Hong Kong wealth management business.

MLC currently owns approximately 62% of HKMLC and the transaction will take its ownership to 100%.  The cost of this transaction to MLC is expected to be approximately A$145 million.

MLC said it was pleased the minority shareholders had exercised an option requiring MLC to purchase all of the outstanding interests in HKMLC.

The option was part of the joint venture documentation agreed in November 2000.

The transaction is subject to receiving all applicable regulatory approvals.

There is no impact on jobs as a result of the transaction.  Customer relationships, policies and benefits are also unaffected by the change.

For further information:

Brandon Phillips	Geoff Lynch
Group Manager	Head of Media Relations
Group Corporate Relations	Australian Corporate Affairs
03 8641 3857 work	03 8634 1564 work
0419 369 058 mobile	0405 319 819 mobile

Hany Messieh	Leigh Watson
Manager, Investor Relations	CEO MLC Asia
03 8641 2312 work	+852 2822 9886
0414 446 876 mobile

Or visit www.nabgroup.com

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Monday 18 April 2005

NAB to re-open its Foreign Exchange Options Desk

National Australia Bank (NAB) announced today it will re-open its foreign exchange options desk on 9 May 2005.

The re-opening of the foreign exchange options desk has been approved by the Australian Prudential Regulation Authority (APRA) and follows the completion of the specific requirements stipulated for reopening the desk.

In respect of the overall APRA remedial actions program, 72 of the 81 requirements have been submitted to APRA to date.  Of these, 30 items have closed.

John Stewart, Chief Executive, said “We have reached a milestone in the remedial actions program and will continue to work closely with APRA to complete the program.  We have made good progress but we envisage that it will take some time to close out the remaining actions.”

Commenting on the re-opening Mr John Hooper, Executive General Manager, Institutional Markets & Services, said:  “We look forward to restoring our presence and meeting the broader foreign exchange needs of our client base.”

For more information contact:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations	03 8641 4964 work
03 8641 3857 work	0411 117 984 mobile
0419 369 058 mobile

Fidelma Ryan	Hany Messieh
Communications Adviser	Manager, Investor Relations
Institutional Markets & Services	03 8641 2312 work
03 8641 2586 work	0414 446 876 mobile
0414 462 515 mobile

Or visit www.nabgroup.com

Note to Editors:

Institutional Markets & Services (IMS) is one of National Australia Bank Group’s four business lines.  A global product and services group, IMS is responsible for providing risk management, funding and investment solutions across all of the Group’s client segments and is responsible for relationship management of the Financial Institutions segment on a global basis and the New York branch.

IMS consists of the following divisions:

Markets

Structured Products

Credit Products

Portfolio Management & Loan Syndications

Financial Institutions

New York Branch

Services

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

         Susan Crook

Date:	18 April 2005	Title:	Associate Company Secretary